Exhibit 99.1
ROGERS COMMUNICATIONS REPORTS FOURTH QUARTER AND FULL-YEAR 2020 RESULTS
•Continued solid execution and a strong balance sheet despite COVID-19 impacts positions Rogers well for current and post-pandemic recovery environments
•Strong delivery of Wireless postpaid net subscriber additions of 114,000, with adjusted EBITDA service margin up 370 basis points despite impacts of new Q4 lockdowns
•Monthly postpaid churn of 1.19%, improved 7 basis points
•Service revenue down 8% and adjusted EBITDA down 3%
•Increased Cable service revenue by 3%; grew adjusted EBITDA by 5%
•Adjusted EBITDA margin up 60 basis points; capital intensity decreased to 22%, down 700 basis points
•19,000 net new Internet subscribers, 71,000 net new Ignite TV™ subscribers in quiet selling period
•Strong Media margins despite delays of live professional sports broadcasting
•Free cash flow of $568 million, up 14%; strong liquidity position of $5.7 billion
•Paid $253 million in dividends and declared a quarterly dividend of $0.50 per share

TORONTO (January 28, 2021) - Rogers Communications Inc. today announced its unaudited financial and operating results for the fourth quarter ended December 31, 2020.

Consolidated Financial Highlights

	Three months ended December 31			Twelve months ended December 31
(In millions of Canadian dollars, except per share amounts, unaudited)	2020	2019	% Chg	2020	2019	% Chg

Total revenue	3,680	3,952	(7)	13,916	15,073	(8)
Total service revenue [1]	3,023	3,244	(7)	11,955	12,965	(8)
Adjusted EBITDA [2]	1,590	1,530	4	5,857	6,212	(6)
Net income	449	468	(4)	1,592	2,043	(22)
Adjusted net income [2]	500	511	(2)	1,725	2,135	(19)

Diluted earnings per share	$0.89	$0.92	(3)	$3.13	$3.97	(21)
Adjusted diluted earnings per share [2]	$0.99	$1.00	(1)	$3.40	$4.15	(18)

Cash provided by operating activities	947	1,166	(19)	4,321	4,526	(5)
Free cash flow [2]	568	497	14	2,366	2,278	4
1    As defined. See "Key Performance Indicators".
2    As defined. See "Non-GAAP Measures and Related Performance Measures". These measures should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies.

"Rogers continued to see sequential improvement in Q4, finishing the year with solid efficiency gains across all of our businesses, a strong balance sheet, solid Wireless postpaid net subscribers, and continued momentum in cash flow growth in our Cable business," said Joe Natale, President and CEO. "Despite the ongoing uncertainty from the pandemic, we remain committed to investing in our customers and our country by expanding our world-class networks that Canadians are relying on and continuing to build out Canada's largest 5G network, which will play an important role in Canada's long-term productivity and post-pandemic recovery efforts."

Rogers Communications Inc.	1	Fourth Quarter 2020

Quarterly Financial Highlights

Our solid financial position enables us to prioritize the actions we need to take as a result of the COVID-19 pandemic (COVID-19), continue to make high priority investments in our network, and ensure customers stay connected during this critical time.

Revenue
Total revenue decreased by 7% this quarter, largely driven by an 8% decrease in Wireless service revenue.

The Wireless service revenue decrease was mainly a result of lower roaming revenue due to global travel restrictions during COVID-19, and lower overage revenue, primarily as a result of the continued adoption of our Rogers Infinite™ unlimited data plans. Wireless equipment revenue decreased as a result of a lower gross additions and lower device upgrades by existing subscribers during COVID-19.

Cable revenue increased by 3% this quarter as a result of the movement of Internet customers from our legacy Internet to our Ignite Internet offerings and service pricing changes and discipline.

Media revenue decreased by 23% this quarter, primarily as a result of the postponement of the start of the 2020-2021 NHL and NBA seasons, which traditionally start early in the fourth quarter, and softness in the advertising market due to COVID-19, partially offset by higher revenue at Today's Shopping Choice™.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA increased 4% this quarter and our adjusted EBITDA margin increased by 450 basis points.

Wireless adjusted EBITDA decreased by 3%, primarily as a result of the flow-through impact of the aforementioned decrease in revenue, partially offset by the shift to device financing, which has significantly improved our Wireless equipment margin, and various cost efficiencies. This gave rise to an adjusted EBITDA service margin of 63.2%, an improvement of 370 basis points from last year.

Cable adjusted EBITDA increased by 5% this quarter, primarily as a result of higher service revenue, as discussed above. This gave rise to a margin of 51.0% this quarter, up 60 basis points from last year.

Media adjusted EBITDA increased by $60 million this quarter primarily due to lower programming and production costs associated with the delayed start of major sports leagues relative to our maintained subscriber revenues and lower general operating costs as a result of reduced operating activity and cost efficiencies, partially offset by lower revenue, as discussed above. This gave rise to a margin of 20.0% this quarter.

Net income and adjusted net income
Net income and adjusted net income decreased this quarter by 4% and 2%, respectively, primarily as a result of higher depreciation and amortization and higher other expenses, partially offset by higher adjusted EBITDA.

Substantial cash flow and available liquidity
This quarter, we continued to generate substantial cash flow from operating activities of $947 million, down 19% as a result of an increase in net working capital and cash income taxes, and free cash flow of $568 million, up 14%.

Furthermore, as at December 31, 2020, we had $5.7 billion of available liquidity, including $2.5 billion in cash and cash equivalents and a combined $3.2 billion available under our bank credit facility and receivables securitization program, and investment-grade credit ratings with a stable outlook.

We also returned $253 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on January 27, 2021.

Rogers Communications Inc.	2	Fourth Quarter 2020

Operating Environment and Strategic Highlights

COVID-19 continues to significantly impact Canadians and economies around the world as a second wave affects Canada and other locations globally. After experiencing the most significant impact of COVID-19 to date in the second quarter, our results have recovered materially and are growing sequentially, although they are still down compared to last year. As a critical service provider during this time, it is of utmost importance to ensure our customers stay connected and that our customers and employees remain safe. This has not changed since the onset of the pandemic, when we quickly shifted priorities to keep our team members safe and customers connected.

In March 2020, we took swift action to ensure our customers and employees remain safe during the pandemic, including temporarily closing the majority of our retail stores across Canada and enabling about 90% of our employees to work from home. We also took steps to ensure our customers could stay connected to the world around them, including temporarily providing free services (offering a rotating selection of premium television channels), waiving certain fees for a designated period of time (for example international roaming fees and long distance voice calling fees), and adding network capacity and managing traffic.

In early 2020, we also implemented compensation- and health and safety-related programs to help our employees get through this challenging time, including supporting employees unable to work. As provinces relaxed certain public health restrictions, we reopened most of our retail stores throughout the fall, while implementing public health and safety measures. We also launched several community initiatives to support vulnerable Canadians during the pandemic, including partnerships with several organizations to provide digital lifelines to Canadians in need and a historic partnership with Food Banks Canada to support their largest ever food drive.

In the third quarter, live sports, which were suspended in March, resumed and allowed our broadcast teams to provide coverage to Canadians despite continued restricted attendance at live sports events. As public health restrictions were lifted to certain extents across the country, we maintained our focus on keeping our employees safe and our customers connected during this time.

In late September, several Canadian provinces declared a second wave of COVID-19 had commenced and provinces have adjusted various restrictions, including mandatory closures of certain types of businesses and reduced limits on social gatherings. As an essential service, almost all our retail stores remained open to serve customers, even as lockdowns were reintroduced in certain areas in the fourth quarter. As the fourth quarter progressed, the second wave of COVID-19 accelerated, resulting in lower-than-normal consumer activity during key selling periods. While COVID-19 continues to have a significant worldwide impact, we remain confident we have the right team, a strong balance sheet, and the world-class networks that will allow us to get through the pandemic having maintained our long-term focus on growth and doing the right thing for our customers.

Our six company priorities guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights from 2020.

Create best-in-class customer experiences by putting our customers first in everything we do
•Improved Wireless postpaid churn by 11 basis points to 1.00%.
•Accelerated our digital-first plan and added self-serve options during COVID-19, with overall digital adoption up 6 points to 84% and virtual assistant conversations up over 130%.
•Moved to 100% Canada-based customer care specialists and opened our Kelowna Customer Solution Centre virtually.
•Introduced an Ignite™ self-installation program, including a Drop & Go option, as a safe, easy, no-contact way for customers to install our Ignite Internet™ and Ignite TV™ services, with over 93% of customers choosing to easily install their products themselves since the beginning of April.
•Launched Express Pickup, the only national carrier to give customers the convenience of ordering online and picking up in-store on the same day; expanded Pro On-the-Go™ to more cities across Canada, including Vancouver, Calgary, Edmonton, and Ottawa.
•Supported customers with goodwill measures at the onset of COVID-19 by waiving pay-per-use international roaming fees in all available destinations until April 30 and long distance voice calling fees across Canada until June 30.

Rogers Communications Inc.	3	Fourth Quarter 2020

Invest in our networks and technology to deliver leading performance and reliability
•Launched and expanded Canada's first and largest 5G network to 160 cities and towns and started rolling out Canada’s first 5G standalone core network in Montreal, Ottawa, Toronto, and Vancouver to be ready to support future devices and chipsets as they become available.
•Named best wireless network in Canada for the second year in a row, in July, by umlaut, the global leader in mobile network benchmarking, earned the number one spot in the Canada Wireless Network Quality Study by J.D. Power in the West and Ontario, in April, and ranked most consistent national wireless and broadband Internet provider in Canada by Ookla, in November.
•Expanded our cable network through the acquisition of Cable Cable Inc. and Ruralwave Inc., local telecommunications companies in the Ontario Kawartha Lakes region, and announced partnerships with Southwestern Integrated Fibre Technology (SWIFT) to bring services to underserved communities in the Regional Municipality of Waterloo and Dufferin, Norfolk, Oxford, and Simcoe counties in Ontario.
•Started rolling out wireless home broadband Internet service to more than 100 communities in Southwestern Ontario as part of our commitment to expand connectivity to rural and remote areas.
•Strengthened our Advanced Services portfolio to help make it easier for businesses and governments to serve their customers and citizens, including with new Internet of Things (IoT) collaborations, and established the Rogers Internet of Things Chair with the University of Calgary to advance IoT research.
•Added capacity and managed traffic where needed to ensure customers stayed connected during COVID-19, with total traffic on our networks up by over 50% during the first months of COVID-19, as more people started working and studying from home.

Deliver innovative solutions and compelling content that our customers will love
•Launched Ignite™ SmartStream™, an entertainment add-on for Ignite Internet™ customers, to give customers access to their favourite streaming services in one place.
•Launched 14 new apps and subscription video on-demand services on Ignite TV and expanded free content on Ignite TV with the introduction of new apps, including Fun at Home and Health at Home, tubi, XITE, and zone-ify.
•Leveraged our media assets to advance inclusion and diversity, including a prime time special Ending Racism: What Will it Take?, a new digital series LIVE: #Cityline Real on Race, and a new Sportsnet interview series Top of HER Game™.
•Delivered industry-leading coverage with the return of live sports, with Sportsnet™ the most-watched network for all programming in Canada for key demographics and first overall in prime time in August.
•Launched access to Amazon Music on Ignite TV so customers can listen to their favourite music, as well as thousands of playlists and stations.
•Provided free access for our customers to a rotating selection of channels for a select period of time during COVID-19 and temporarily removed data usage caps for customers on limited home Internet plans so they could stream, surf, and connect during the initial phase of the pandemic.

Drive profitable growth in all the markets we serve
•Expanded consolidated adjusted EBITDA margin by 90 basis points.
•Attracted 245,000 net Wireless postpaid subscribers, 57,000 net Internet subscribers, and 218,000 net Ignite TV subscribers.
•Generated free cash flow of $2,366 million, up 4%.
•Maintained our focus on long-term strategic growth despite the short-term economic downturn.

Develop our people and a high performance culture
•Achieved an all-time high employee engagement score of 87% in our annual employee survey, up two points from 2019 and seven points above best-in-class.
•Received Canada’s Top 100 Employers Award for the eighth year in a row and reclaimed certification for Canada’s Most Admired Corporate Cultures in 2020.
•Delivered enhanced programs and employee communications to ensure employees were supported and informed during COVID-19, with 83% of teams reporting in our annual employee survey they felt supported on well-being & work-life balance during the COVID-19 crisis.
•Extended our employee virtual health care solution in partnership with Sun Life until the end of the year to give employees and their families quick access to health care professionals during COVID-19.
•Launched a new five-year Inclusion and Diversity (I&D) Strategy with measurable targets, including representation goals for equity-seeking groups across the business and at the executive level, and held 85 I&D events and listening sessions through our Employee Resource Groups.
•Announced a $10 million commitment over the next five years in free advertising and creative services to charities and small businesses that support Black, Indigenous and People of Colour (BIPOC) and equity-seeking communities by leveraging our sports and media assets as part of our I&D plan.

Rogers Communications Inc.	4	Fourth Quarter 2020

Be a strong, socially responsible leader in our communities across Canada
•Partnered with Food Banks Canada (FBC) and Jays Care Foundation for Step Up to the Plate, using the Rogers Centre™ to store and sort provisions for the largest food hamper program in the organization’s history to distribute over eight million meals for Canadian families; launched an awareness campaign across media and digital assets to raise money for FBC to address acute food shortages during COVID-19; and donated more than one million meals through a corporate donation and employee contributions.
•Raised approximately $1 million through the Hearts and Smiles campaign in support of The Frontline Fund to help Canada’s frontline health care workers during COVID-19.
•Launched the 60,000 Hours Challenge as part of The 60 Project to mark our 60th anniversary in 2020, with employee volunteers supporting over 200 organizations.
•Donated $1 million to the Jays Care Foundation to deliver programs to support 35,000 youth across Canada, including virtual summer camps for 10,000 marginalized youth.
•Awarded scholarships, through the Ted Rogers Scholarship Fund, to over 400 young people to pursue post-secondary education, with an estimated 75% of community recipients from BIPOC communities.
•Partnered with The Salvation Army Canada to provide more than 1,600 digital donation units, a touchless giving option for Canadians to safely donate to the annual Christmas Kettle Campaign.

2020 Financial Guidance

In April 2020, due to the uncertainty surrounding the duration and potential outcomes of COVID-19, we withdrew the financial guidance originally issued on January 22, 2020. The impact on our operations and our financial results for the year has been material. Although COVID-19 has adversely impacted total service revenue and adjusted EBITDA in the short-term, we generated strong free cash flow, which will continue to remain a priority for us. See "About Forward-Looking Information" for more information on COVID-19, including the impacts it has had and may have on our business and the actions we are taking in response.

2021 Full-Year Consolidated Guidance

Due to the continued uncertainty surrounding the duration and potential outcomes of COVID-19, we are unable at this time to predict the ongoing future impacts on our operations and financial results, but the impact in 2020 was material and could remain material in 2021. It is difficult at this time to reliably estimate our financial results for the full-year 2021. We will therefore not provide a financial outlook for 2021 unless and until such a time as we can make a reasonable estimate of our financial results for 2021. See "About Forward-Looking Information" for more information on COVID-19, including the impacts it has had and may have on our business and the actions we are taking in response.

Rogers Communications Inc.	5	Fourth Quarter 2020

About Rogers

Rogers is a proud Canadian company dedicated to making more possible for Canadians each and every day. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, sports, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment community contact	Media contact

Paul Carpino	Andrew Garas
647.435.6470	647.242.7924
paul.carpino@rci.rogers.com	andrew.garas@rci.rogers.com

Quarterly Investment Community Teleconference

Our fourth quarter 2020 results teleconference with the investment community will be held on:
•January 28, 2021
•8:00 a.m. Eastern Time
•webcast available at investors.rogers.com
•media are welcome to participate on a listen-only basis

A rebroadcast will be available at investors.rogers.com for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers' management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers' website at investors.rogers.com.

For More Information

You can find more information relating to us on our website (investors.rogers.com), on SEDAR (sedar.com), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to investors.rogers.com for information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business.

Rogers Communications Inc.	6	Fourth Quarter 2020

About this Earnings Release

This earnings release contains important information about our business and our performance for the three and twelve months ended December 31, 2020, as well as forward-looking information about future periods. This earnings release should be used as preparation for reading our forthcoming Management's Discussion and Analysis (MD&A) and Audited Consolidated Financial Statements for the year ended December 31, 2020, which we intend to file with securities regulators in Canada and the US in the coming weeks. These documents will be made available at investors.rogers.com, sedar.com, and sec.gov or mailed upon request.

The financial information contained in this earnings release is prepared using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This earnings release should be read in conjunction with our 2019 Annual MD&A, our 2019 Audited Consolidated Financial Statements, our 2020 First, Second, and Third Quarter MD&A and Interim Condensed Consolidated Financial Statements, and our other recent filings with Canadian and US securities regulatory authorities, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. Information is current as at January 27, 2021 and was approved by RCI's Board of Directors (the Board). This earnings release includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this earnings release, this quarter, the quarter, or fourth quarter refer to the three months ended December 31, 2020, first quarter refers to the three months ended March 31, 2020, second quarter refers to the three months ended June 30, 2020, third quarter refers to the three months ended September 30, 2020, and year to date or full-year refer to the twelve months ended December 31, 2020. All results commentary is compared to the equivalent periods in 2019 or as at December 31, 2019, as applicable, unless otherwise indicated.

Effective January 1, 2020, we updated the key performance indicators we present for our Cable segment to align our external reporting with the focus of our internal business strategy as a result of the convergence of technologies used to deliver Internet and television services, including the continued adoption of Ignite TV. We have begun disclosing Cable average revenue per account (ARPA), customer relationships, and market penetration as defined below. Additionally, we have amended the definition of our subscriber counts for Television to include only Ignite TV and renamed the metric accordingly as a result of shifting our product offering to focus on IPTV. Finally, we have ceased reporting Phone subscribers and total service units as our Phone product is increasingly being bundled with our Internet and Television products for a very low incremental cost. These changes have been made to align our external disclosure with the focus of the business and our strategy.

™Rogers and related marks are trademarks of Rogers Communications Inc. or an affiliate, used under licence. All other brand names, logos, and marks are trademarks and/or copyright of their respective owners. ©2021 Rogers Communications

Rogers Communications Inc.	7	Fourth Quarter 2020

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	8	Fourth Quarter 2020

Summary of Consolidated Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins and per share amounts)	2020	2019	% Chg		2020	2019	% Chg

Revenue
Wireless	2,291	2,493	(8)		8,530	9,250	(8)
Cable	1,019	987	3		3,946	3,954	—
Media	409	530	(23)		1,606	2,072	(22)
Corporate items and intercompany eliminations	(39)	(58)	(33)		(166)	(203)	(18)
Revenue	3,680	3,952	(7)		13,916	15,073	(8)
Total service revenue [1]	3,023	3,244	(7)		11,955	12,965	(8)

Adjusted EBITDA [2]
Wireless	1,034	1,064	(3)		4,067	4,345	(6)
Cable	520	497	5		1,935	1,919	1
Media	82	22	n/m		51	140	(64)
Corporate items and intercompany eliminations	(46)	(53)	(13)		(196)	(192)	2
Adjusted EBITDA [2]	1,590	1,530	4		5,857	6,212	(6)
Adjusted EBITDA margin [2]	43.2%	38.7%	4.5	pts	42.1%	41.2%	0.9	pts

Net income	449	468	(4)		1,592	2,043	(22)
Basic earnings per share	$0.89	$0.92	(3)		$3.15	$3.99	(21)
Diluted earnings per share	$0.89	$0.92	(3)		$3.13	$3.97	(21)

Adjusted net income [2]	500	511	(2)		1,725	2,135	(19)
Adjusted basic earnings per share [2]	$0.99	$1.00	(1)		$3.42	$4.17	(18)
Adjusted diluted earnings per share [2]	$0.99	$1.00	(1)		$3.40	$4.15	(18)

Capital expenditures	656	791	(17)		2,312	2,807	(18)
Cash provided by operating activities	947	1,166	(19)		4,321	4,526	(5)
Free cash flow [2]	568	497	14		2,366	2,278	4
n/m - not meaningful
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA, adjusted net income, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about these measures, including how we calculate them and the ratios in which they are used.

Rogers Communications Inc.	9	Fourth Quarter 2020

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins)	2020	2019	% Chg		2020	2019	% Chg

Revenue
Service revenue	1,637	1,788	(8)		6,579	7,156	(8)
Equipment revenue	654	705	(7)		1,951	2,094	(7)
Revenue	2,291	2,493	(8)		8,530	9,250	(8)

Operating expenses
Cost of equipment	654	733	(11)		1,932	2,231	(13)
Other operating expenses	603	696	(13)		2,531	2,674	(5)
Operating expenses	1,257	1,429	(12)		4,463	4,905	(9)

Adjusted EBITDA	1,034	1,064	(3)		4,067	4,345	(6)

Adjusted EBITDA service margin [1]	63.2%	59.5%	3.7	pts	61.8%	60.7%	1.1	pts
Adjusted EBITDA margin [2]	45.1%	42.7%	2.4	pts	47.7%	47.0%	0.7	pts
Capital expenditures	337	360	(6)		1,100	1,320	(17)
1Calculated using service revenue.
2    Calculated using total revenue.

Wireless Subscriber Results 1

	Three months ended December 31				Twelve months ended December 31
(In thousands, except churn, blended ABPU, and blended ARPU)	2020	2019	Chg		2020	2019	Chg

Postpaid
Gross additions	458	483	(25)		1,381	1,566	(185)
Net additions	114	131	(17)		245	334	(89)
Total postpaid subscribers [2]	9,683	9,438	245		9,683	9,438	245
Churn (monthly)	1.19%	1.26%	(0.07	pts)	1.00%	1.11%	(0.11	pts)
Prepaid
Gross additions	127	168	(41)		550	773	(223)
Net losses	(40)	(76)	36		(142)	(97)	(45)
Total prepaid subscribers [2]	1,260	1,402	(142)		1,260	1,402	(142)
Churn (monthly)	4.31%	5.58%	(1.27	pts)	4.38%	4.86%	(0.48	pts)
Blended ABPU (monthly)	$62.82	$66.17	($3.35)		$63.24	$66.23	($2.99)
Blended ARPU (monthly)	$50.02	$55.26	($5.24)		$50.75	$55.49	($4.74)
1Subscriber counts, subscriber churn, blended ABPU, and blended ARPU are key performance indicators. See "Key Performance Indicators".
2    As at end of period.

Service revenue
The 8% decrease in service revenue and the 9% decrease in blended ARPU this quarter were a result of:
•lower roaming revenue, due to global travel restrictions during COVID-19; and
•a decrease in overage revenue as a result of strong customer adoption of our Rogers Infinite unlimited data plans and lower wireless data usage as customers spent more time at home on WiFi during COVID-19.

The 5% decrease in blended ABPU this quarter was primarily a result of the declines in roaming and overage revenue, partially offset by an ongoing shift as subscribers finance new, higher-value device purchases.

The decrease in postpaid gross additions, the lower postpaid net additions, and the lower postpaid churn this quarter were all a result of the impacts of COVID-19, with overall lower market activity by Canadians.

Rogers Communications Inc.	10	Fourth Quarter 2020

Equipment revenue
The 7% decrease in equipment revenue this quarter was a result of:
•lower gross additions due to COVID-19, and
•lower device upgrades by existing customers; partially offset by
•the shift in product mix towards higher-value devices; and
•disciplined promotional activity during key selling periods.

Operating expenses
Cost of equipment
The 11% decrease in the cost of equipment this quarter was a result of the same factors discussed in equipment revenue above. The shift to customers financing their device purchases is reflected in the improvements in our equipment margin.

Other operating expenses
The 13% decrease in other operating expenses this quarter was primarily a result of:
•lower roaming costs due to COVID-19 travel restrictions; and
•various cost efficiencies and productivity initiatives.

Adjusted EBITDA
The 3% decrease in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	11	Fourth Quarter 2020

CABLE

Cable Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins)	2020	2019	% Chg		2020	2019	% Chg

Revenue
Service revenue	1,016	984	3		3,936	3,940	—
Equipment revenue	3	3	—		10	14	(29)
Revenue	1,019	987	3		3,946	3,954	—

Operating expenses	499	490	2		2,011	2,035	(1)

Adjusted EBITDA	520	497	5		1,935	1,919	1

Adjusted EBITDA margin	51.0%	50.4%	0.6	pts	49.0%	48.5%	0.5	pts
Capital expenditures	227	289	(21)		940	1,153	(18)

Cable Subscriber Results 1

	Three months ended December 31				Twelve months ended December 31
(In thousands, except ARPA and penetration)	2020	2019	Chg		2020	2019	Chg

Internet
Net additions	19	27	(8)		57	104	(47)
Total Internet subscribers [2,3,4]	2,598	2,534	64		2,598	2,534	64
Ignite TV
Net additions	71	106	(35)		218	284	(66)
Total Ignite TV subscribers [2]	544	326	218		544	326	218

Homes passed [2]	4,578	4,472	106		4,578	4,472	106
Customer relationships
Net additions	11	8	3		12	21	(9)
Total customer relationships [2,3,4]	2,530	2,510	20		2,530	2,510	20
ARPA (monthly)	$134.43	$130.86	$3.57		$130.70	$131.71	($1.01)

Penetration [2]	55.3%	56.1%	(0.8	pts)	55.3%	56.1%	(0.8	pts)
1Subscriber results are key performance indicators. See "Key Performance Indicators".
2As at end of period.
3On September 30, 2020, we acquired approximately 2,000 Internet subscribers and customer relationships as a result of our acquisition of Ruralwave Inc., which are not included in net additions, but do appear in the ending total balance for December 31, 2020.
4On October 1, 2020, we acquired approximately 5,000 Internet subscribers and 6,000 customer relationships as a result of our acquisition of Cable Cable Inc., which are not included in net additions, but do appear in the ending total balance for December 31, 2020.

Revenue
The 3% increase in service revenue this quarter was a result of:
•a 3% increase in ARPA as a result of the movement of Internet customers from our legacy Internet to our Ignite Internet offerings and service pricing changes and discipline; and
•the increase in total customer relationships over the past year, due to growth in our Internet and Ignite TV subscriber bases; partially offset by
•declines in our legacy television and home phone subscriber bases.

We remain focused on our Connected Home roadmap, driven by our Ignite TV product. During the past year, we have achieved significant growth in our Ignite TV subscriber base. The next steps on our roadmap include adding more apps and content to Ignite TV and launching more new products to help keep our customers connected.

Operating expenses
The 2% increase in operating expenses this quarter was a result of higher costs related to the increased revenue, partially offset by various cost efficiencies.

Rogers Communications Inc.	12	Fourth Quarter 2020

Adjusted EBITDA
The 5% increase in adjusted EBITDA this quarter was a result of the service revenue and expense changes discussed above.

Rogers Communications Inc.	13	Fourth Quarter 2020

MEDIA

Media Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins)	2020	2019	% Chg		2020	2019	% Chg

Revenue	409	530	(23)		1,606	2,072	(22)
Operating expenses	327	508	(36)		1,555	1,932	(20)

Adjusted EBITDA	82	22	n/m		51	140	(64)

Adjusted EBITDA margin	20.0%	4.2%	15.8	pts	3.2%	6.8%	(3.6	pts)
Capital expenditures	36	46	(22)		79	102	(23)

Our Media results this quarter have been significantly affected by COVID-19 and reflect the postponement of the 2020-2021 NHL and NBA seasons, which traditionally start early in the fourth quarter. Additionally, our Media segment is affected by seasonal fluctuations, some of which relate to the typical amount of consumer activity and its impact on advertising and related retail cycles.

Revenue
The 23% decrease in revenue this quarter was a result of:
•lower sports-related and other advertising revenue, primarily as a result of the delayed start of major sports leagues and softness in the overall advertising market due to COVID-19; partially offset by
•higher Today's Shopping Choice™ revenue.

Operating expenses
The 36% decrease in operating expenses this quarter was a result of:
•lower sports programming and production costs, as a result of the delayed start of major sports leagues; and
•lower general operating costs as a result of reduced operating activity and cost efficiencies.

Adjusted EBITDA
The increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	14	Fourth Quarter 2020

CAPITAL EXPENDITURES

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except capital intensity)	2020	2019	% Chg		2020	2019	% Chg

Wireless	337	360	(6)		1,100	1,320	(17)
Cable	227	289	(21)		940	1,153	(18)
Media	36	46	(22)		79	102	(23)
Corporate	56	96	(42)		193	232	(17)

Capital expenditures [1]	656	791	(17)		2,312	2,807	(18)

Capital intensity [2]	17.8%	20.0%	(2.2	pts)	16.6%	18.6%	(2.0	pts)
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.
2    As defined. See "Key Performance Indicators".

Consolidated capital expenditures have declined by 17% this quarter. Most of this decline has been a result of fewer residential installations, lower costs given the introduction of self-install in our Cable business, deferrals of certain projects that have been delayed as a result of the pandemic, and overall cost efficiencies as evidenced by our improving capital intensity ratios. Despite the overall decline, we continue to prioritize capital spending to support our long-term strategy, including expansion of our 5G network and our Connected Home roadmap.

Wireless
Capital expenditures in Wireless this quarter, while lower than in 2019, reflect continued investments in our networks. We continued to work on our 5G deployments in the 600 MHz band and other bands as we have deployed our 5G network in 160 cities and towns and we started rolling out our 5G standalone core network in Montreal, Ottawa, Toronto, and Vancouver.

Cable
The decrease in capital expenditures in Cable this quarter was a result of lower residential installation activity during the pandemic and the recognition of capital efficiencies and improved capital intensity as we prioritized network infrastructure projects, including additional fibre deployments to increase our fibre-to-the-home and fibre-to-the-curb distribution. These upgrades will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more reliable customer experience as we progress in our Connected Home roadmap.

Media
The decrease in capital expenditures in Media this quarter was primarily a result of lower stadium and facility investments at the Toronto Blue Jays™, partially offset by an increase in IT and broadcast infrastructure expenditures.

Corporate
The decrease in corporate capital expenditures this quarter was a result of lower investments in our real estate facilities.

Capital intensity
Capital intensity decreased this quarter as a result of lower capital expenditures partially offset by lower revenue, as discussed above.

Rogers Communications Inc.	15	Fourth Quarter 2020

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2020	2019	% Chg	2020	2019	% Chg

Adjusted EBITDA [1]	1,590	1,530	4	5,857	6,212	(6)
Deduct (add):
Depreciation and amortization	666	638	4	2,618	2,488	5
Restructuring, acquisition and other	73	38	92	185	139	33
Finance costs	228	230	(1)	881	840	5
Other expense (income)	2	(12)	n/m	1	(10)	n/m
Income tax expense	172	168	2	580	712	(19)

Net income	449	468	(4)	1,592	2,043	(22)
1    Adjusted EBITDA is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about this measure, including how we calculate it.

Depreciation and amortization

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2020	2019	% Chg	2020	2019	% Chg

Depreciation of property, plant and equipment	605	588	3	2,390	2,297	4
Depreciation of right-of-use assets	58	47	23	217	175	24
Amortization	3	3	—	11	16	(31)

Total depreciation and amortization	666	638	4	2,618	2,488	5

Total depreciation and amortization increased this quarter primarily as a result of the cumulative impact of higher capital expenditures and additions to right-of-use assets over the past several years. See "Capital Expenditures" for more information.

Restructuring, acquisition and other
This quarter, we incurred $73 million (2019 - $38 million), in restructuring, acquisition and other expenses. In 2020, these costs were incremental, temporary employee compensation and other costs incurred in response to COVID-19 as well as severance costs associated with the targeted restructuring of our employee base. In 2019, these costs were primarily severance costs associated with the targeted restructuring of our employee base and contract termination and other costs.

Finance costs

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2020	2019	% Chg	2020	2019	% Chg

Interest on borrowings [1]	195	192	2	780	746	5
Interest on lease liabilities	18	17	6	70	61	15
Interest on post-employment benefits liability	3	3	—	13	11	18
Loss on repayment of long-term debt	—	19	(100)	—	19	(100)
(Gain) loss on foreign exchange	(8)	(27)	(70)	107	(79)	n/m
Change in fair value of derivative instruments	16	26	(38)	(97)	80	n/m
Capitalized interest	(4)	(5)	(20)	(19)	(19)	—
Other	8	5	60	27	21	29

Total finance costs	228	230	(1)	881	840	5
1 Interest on borrowings includes interest on short-term borrowings and on long-term debt.

Rogers Communications Inc.	16	Fourth Quarter 2020

Income tax expense

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars, except tax rates)	2020	2019	2020	2019

Statutory income tax rate	26.6%	26.7%	26.6%	26.7%
Income before income tax expense	621	636	2,172	2,755
Computed income tax expense	165	170	578	736
Increase (decrease) in income tax expense resulting from:
Non-deductible stock-based compensation	3	—	—	—
Non-deductible portion of equity losses	3	—	10	7
Income tax adjustment, legislative tax change	(3)	—	(3)	(23)
Non-taxable portion of capital gains	—	—	—	(2)
Other items	4	(2)	(5)	(6)

Total income tax expense	172	168	580	712

Effective income tax rate	27.7%	26.4%	26.7%	25.8%
Cash income taxes paid	175	55	418	400

Cash income taxes increased this quarter as a result of the timing of installment payments. Our transition to a device financing business model results in earlier recognition of equipment revenue for income tax purposes. As a result, we expect a further approximately $300 million increase in our 2021 cash income tax, mostly within the first quarter, reflecting our final 2020 tax installment.

Net income

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except per share amounts)	2020	2019	% Chg	2020	2019	% Chg

Net income	449	468	(4)	1,592	2,043	(22)
Basic earnings per share	$0.89	$0.92	(3)	$3.15	$3.99	(21)
Diluted earnings per share	$0.89	$0.92	(3)	$3.13	$3.97	(21)

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except per share amounts)	2020	2019	% Chg	2020	2019	% Chg

Adjusted EBITDA [1]	1,590	1,530	4	5,857	6,212	(6)
Deduct:
Depreciation and amortization	666	638	4	2,618	2,488	5
Finance costs [2]	228	211	8	881	821	7
Other expense (income)	2	(12)	n/m	1	(10)	n/m
Income tax expense [3]	194	182	7	632	778	(19)

Adjusted net income [1]	500	511	(2)	1,725	2,135	(19)

Adjusted basic earnings per share [1]	$0.99	$1.00	(1)	$3.42	$4.17	(18)
Adjusted diluted earnings per share [1]	$0.99	$1.00	(1)	$3.40	$4.15	(18)
1    Adjusted EBITDA and adjusted net income are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about these measures, including how we calculate them and the ratios in which they are used.
2 Finance costs exclude a $19 million loss on repayment of long-term debt for the three and twelve months ended December 31, 2019.
3    Income tax expense excludes recoveries of $19 million and $49 million (2019 - recoveries of $14 million and $43 million) for the three and twelve months ended December 31, 2020, respectively, related to the income tax impact for adjusted items. Income tax expense also excludes a $3 million recovery as a result of legislative tax changes for the three and twelve months ended December 31, 2020 (2019 - $23 million for the twelve months ended December 31).

Rogers Communications Inc.	17	Fourth Quarter 2020

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2020	2019	2020	2019
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	1,581	1,521	5,880	6,167
Change in net operating assets and liabilities [1]	(265)	(102)	(333)	(462)
Income taxes paid	(175)	(55)	(418)	(400)
Interest paid	(194)	(198)	(808)	(779)

Cash provided by operating activities	947	1,166	4,321	4,526

Investing activities:
Capital expenditures	(656)	(791)	(2,312)	(2,807)
Additions to program rights	(12)	(31)	(57)	(60)
Changes in non-cash working capital related to capital expenditures and intangible assets	97	109	(37)	(35)
Acquisitions and other strategic transactions, net of cash acquired	(95)	—	(103)	(1,731)
Other	11	20	(49)	21

Cash used in investing activities	(655)	(693)	(2,558)	(4,612)

Financing activities:
Net proceeds received from (repayments of) short-term borrowings	256	553	(1,146)	30
Net (repayment) issuance of long-term debt	—	(92)	2,540	2,184
Net proceeds (payments) on settlement of debt derivatives and forward contracts	—	5	80	(121)
Principal payments of lease liabilities	(58)	(43)	(213)	(167)
Transaction costs incurred	(1)	(28)	(23)	(61)
Repurchase of Class B Non-Voting Shares	—	(361)	—	(655)
Dividends paid	(253)	(256)	(1,011)	(1,016)
Other	—	(19)	—	(19)

Cash (used in) provided by financing activities	(56)	(241)	227	175

Change in cash and cash equivalents	236	232	1,990	89
Cash and cash equivalents, beginning of period	2,248	262	494	405

Cash and cash equivalents, end of period	2,484	494	2,484	494
1    As a result of the growth of our financing receivable program and the ways in which we manage our business, effective this quarter and retroactively, we have reclassified the "net change in contract asset balances" and the "net change in financing receivable balances" into "change in net operating assets and liabilities". Additionally, certain 2019 reported figures have been reclassified to conform to the current presentation.

Operating activities
The 19% decrease in cash provided by operating activities this quarter was primarily a result of higher investments in net operating assets and liabilities due to timing, as well as higher income taxes paid. For the year, our net investment in net operating assets and liabilities was lower than in 2019.

Investing activities
Capital expenditures
During the quarter, we incurred $656 million on capital expenditures before changes in non-cash working capital items. See "Capital Expenditures" for more information.

Financing activities
During the quarter, we received net amounts of $255 million (2019 - received $438 million), on our short-term borrowings, long-term debt, and related derivatives, net of transaction costs paid. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments.

Rogers Communications Inc.	18	Fourth Quarter 2020

Short-term borrowings
Our short-term borrowings consist of amounts outstanding under our receivables securitization program and under our US dollar-denominated commercial paper (US CP) program. Below is a summary of our short-term borrowings as at December 31, 2020 and December 31, 2019.

	As at December 31	As at December 31
(In millions of dollars)	2020	2019

Receivables securitization program	650	650
US commercial paper program (net of the discount on issuance)	571	1,588

Total short-term borrowings	1,221	2,238

The tables below summarize the activity relating to our short-term borrowings for the three and twelve months ended December 31, 2020 and 2019.

		Three months ended December 31, 2020			Twelve months ended December 31, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Proceeds received from US commercial paper	200	1.280	256	3,316	1.329	4,406
Repayment of US commercial paper	—	—	—	(4,098)	1.355	(5,552)
Net proceeds received from (repayment of) US commercial paper			256			(1,146)

Net proceeds received from (repayment of) short-term borrowings			256			(1,146)

		Three months ended December 31, 2019			Twelve months ended December 31, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Proceeds received from US commercial paper	2,851	1.321	3,766	12,897	1.328	17,127
Repayment of US commercial paper	(2,430)	1.322	(3,213)	(12,876)	1.328	(17,094)
Net proceeds received from US commercial paper			553			33

Proceeds received from credit facilities	—	—	—	420	1.336	561
Repayment of credit facilities	—	—	—	(420)	1.343	(564)
Net repayment of credit facilities			—			(3)

Net proceeds received from short-term borrowings			553			30

Concurrent with our US CP issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings. See "Financial Risk Management" for more information.

Receivables securitization program
On December 23, 2020, we entered into a new receivables securitization program to replace our previous accounts receivable securitization program. The new program enables us to sell certain trade accounts receivable and financing receivables into the program, with the proceeds recorded in current liabilities as revolving floating rate loans of up to $1.2 billion, an increase from $1.05 billion in the previous program. Similar to the previous program, we will continue to service the receivables and they will continue to be recorded as accounts receivable or financing receivables, as applicable, on our Consolidated Statement of Financial Position.

The terms of our receivables securitization program are committed until its expiry on December 22, 2023. Initial funding of $650 million was available on December 23, 2020 and will increase to a minimum of $800 million on January 25, 2021. The buyer’s interest in these receivables ranks ahead of our interest. The buyer of our receivables has no further claim on any of our other assets.

Rogers Communications Inc.	19	Fourth Quarter 2020

Long-term debt
Our long-term debt consists of amounts outstanding under our bank credit facilities and the senior notes and debentures we have issued. The tables below summarize the activity relating to our long-term debt for the three and twelve months ended December 31, 2020 and 2019.

		Three months ended December 31, 2020			Twelve months ended December 31, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facility borrowings (US$)	—	—	—	970	1.428	1,385
Credit facility repayments (US$)	—	—	—	(970)	1.406	(1,364)

Net borrowings under credit facilities			—			21

Senior note issuances (Cdn$)			—			1,500
Senior note issuances (US$)	—	—	—	750	1.359	1,019

Net issuance of senior notes			—			2,519

Net issuance of long-term debt			—			2,540

		Three months ended December 31, 2019			Twelve months ended December 31, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Senior note issuances (Cdn$)			—			1,000
Senior note issuances (US$)	1,000	1.308	1,308	2,250	1.326	2,984
Total senior note issuances			1,308			3,984

Senior note repayments (Cdn$)			(1,400)			(1,800)

Net (repayment) issuance of long-term debt			(92)			2,184

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2020	2019	2020	2019

Long-term debt net of transaction costs, beginning of period	18,747	16,279	15,967	14,290
Net issuance (repayment) of long-term debt	—	(92)	2,540	2,184
Gain on foreign exchange	(550)	(195)	(298)	(458)
Deferred transaction costs incurred	(1)	(28)	(23)	(61)
Amortization of deferred transaction costs	5	3	15	12

Long-term debt net of transaction costs, end of period	18,201	15,967	18,201	15,967

Issuance of senior notes and related debt derivatives
In November 2019, we issued US$1 billion senior notes due 2049 at a rate of 3.7%. At the same time, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars at a fixed interest rate. As a result, we received net proceeds of $1.3 billion from the issuance. We did not issue any senior notes this quarter.

Repayment of senior notes and related derivative settlements
We did not repay any senior notes or settle any related debt derivatives this quarter.

In November 2019, we repaid the entire outstanding principal amount of our $900 million 4.7% senior notes otherwise due in September 2020 for which we recognized a $19 million loss on repayment of long-term debt reflecting our obligation to pay redemption premiums upon repayment. We also repaid the entire outstanding principal amount of our $500 million 5.38% senior notes, which came due in November 2019. There were no derivatives associated with these senior notes.

Rogers Communications Inc.	20	Fourth Quarter 2020

Repurchase of Class B Non-Voting Shares
We did not repurchase any RCI Class B Non-Voting common shares (Class B Non-Voting Shares) this quarter or year. During the three months ended December 31, 2019, we repurchased for cancellation 5.6 million Class B Non-Voting Shares under our normal course issuer bid (NCIB) program for a purchase price of $357 million. During 2019, we repurchased for cancellation 9.9 million Class B Non-Voting Shares under our NCIB programs for a total purchase price of $655 million.

Dividends
Below is a summary of the dividends we declared and paid on our outstanding RCI Class A Voting common shares (Class A Shares) and Class B Non-Voting Shares in 2020 and 2019. On October 21, 2020, the Board of Directors declared a dividend of $0.50 per Class A Share and Class B Non-Voting Share to be paid on January 4, 2021 to shareholders of record on December 10, 2020.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)

January 21, 2020	March 10, 2020	April 1, 2020	0.50	252
April 21, 2020	June 10, 2020	July 2, 2020	0.50	253
July 21, 2020	September 9, 2020	October 1, 2020	0.50	253
October 21, 2020	December 10, 2020	January 4, 2021	0.50	252

January 24, 2019	March 12, 2019	April 1, 2019	0.50	257
April 18, 2019	June 10, 2019	July 2, 2019	0.50	256
June 5, 2019	September 9, 2019	October 1, 2019	0.50	256
October 23, 2019	December 11, 2019	January 2, 2020	0.50	253

Free cash flow

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2020	2019	% Chg	2020	2019	% Chg

Adjusted EBITDA [1]	1,590	1,530	4	5,857	6,212	(6)
Deduct:
Capital expenditures [2]	656	791	(17)	2,312	2,807	(18)
Interest on borrowings, net of capitalized interest	191	187	2	761	727	5
Cash income taxes [3]	175	55	n/m	418	400	5

Free cash flow [1]	568	497	14	2,366	2,278	4
1    Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about these measures, including how we calculate them and the ratios in which they are used.
2    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.
3    Cash income taxes are net of refunds received.

Free cash flow increased this quarter primarily as a result of higher adjusted EBITDA and lower capital expenditures, partially offset by higher cash income taxes.

Rogers Communications Inc.	21	Fourth Quarter 2020

Financial Condition

Below is a summary of our total available liquidity under our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings as at December 31, 2020 and December 31, 2019.

As at December 31, 2020	Total available	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	3,200	—	8	573	2,619
Outstanding letters of credit	101	—	101	—	—
Total bank credit facilities	3,301	—	109	573	2,619
Receivables securitization	1,200	650	—	—	550
Cash and cash equivalents	2,484	—	—	—	2,484

Total	6,985	650	109	573	5,653

As at December 31, 2019	Total available	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	3,200	—	8	1,593	1,599
Outstanding letters of credit	101	—	101	—	—
Total bank credit facilities	3,301	—	109	1,593	1,599
Receivables securitization	1,050	650	—	—	400
Cash and cash equivalents	494	—	—	—	494

Total	4,845	650	109	1,593	2,493
1    The US CP program amounts are gross of the discount on issuance.

In addition to the sources of available liquidity noted above, we held $1,535 million of marketable securities in publicly traded companies as at December 31, 2020 (December 31, 2019 - $1,831 million).

Weighted average cost of borrowings
Our weighted average cost of borrowings was 4.09% as at December 31, 2020 (December 31, 2019 - 4.30%) and our weighted average term to maturity was 12.8 years (December 31, 2019 - 14.1 years).

Credit ratings
Below is a summary of the credit ratings on RCI's outstanding senior notes and debentures (long-term) and US CP (short-term) as at December 31, 2020.

Issuance	Standard & Poor's	Moody's	Fitch
Corporate credit issuer default rating [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
Senior unsecured debt [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
US commercial paper [1]	A-2	P-2	N/A [2]
1Unchanged in the quarter.
2We have not sought a rating from Fitch for our short-term obligations.

Rogers Communications Inc.	22	Fourth Quarter 2020

Adjusted net debt and debt leverage ratio
We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, lease liabilities, and cash and cash equivalents or bank advances.

	As at December 31	As at December 31
(In millions of dollars, except ratios)	2020	2019

Long-term debt [1]	18,373	16,130
Net debt derivative assets valued without any adjustment for credit risk [2]	(1,101)	(1,414)
Short-term borrowings	1,221	2,238
Lease liabilities	1,835	1,725
Cash and cash equivalents	(2,484)	(494)

Adjusted net debt [3]	17,844	18,185
Divided by: trailing 12-month adjusted EBITDA [3]	5,857	6,212

Debt leverage ratio [3]	3.0	2.9
1Includes current and long-term portion of long-term debt before deferred transaction costs and discounts. See "Reconciliation of adjusted net debt and debt leverage ratio" in "Non-GAAP Measures and Related Performance Measures" for the calculation of this amount.
2For purposes of calculating adjusted net debt and debt leverage ratio, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.
3Adjusted net debt and adjusted EBITDA are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about these measures, including how we calculate them and the ratios in which they are used.

Normal course issuer bid
In April 2020, the TSX accepted a notice of our intention to commence a NCIB program that allows us to purchase, during the twelve-month period beginning April 24, 2020 and ending April 23, 2021, the lesser of 34.9 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased for an aggregate purchase price of $500 million (2020 NCIB). Rogers security holders may obtain a copy of this notice, without charge, by contacting us.

In April 2019, we commenced a NCIB program that allowed us to purchase, during the twelve-month period beginning April 24, 2019 and ending April 23, 2020, the lesser of 35.7 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased for an aggregate purchase price of $500 million (2019 NCIB).

We did not repurchase any Class B Non-Voting Shares this year. During the three months ended December 31, 2019, we repurchased for cancellation 5.6 million Class B Non-Voting Shares under our 2019 NCIB for a purchase price of $357 million. During 2019, we repurchased for cancellation 9.9 million Class B Non-Voting Shares under our 2019 NCIB program and our prior NCIB program for a total purchase price of $655 million.

Outstanding common shares

	As at December 31	As at December 31
	2020	2019

Common shares outstanding [1]
Class A Voting Shares	111,154,811	111,154,811
Class B Non-Voting Shares	393,770,507	393,770,507

Total common shares	504,925,318	504,925,318

Options to purchase Class B Non-Voting Shares
Outstanding options	4,726,634	3,154,795
Outstanding options exercisable	1,470,383	993,645
1Holders of our Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

Rogers Communications Inc.	23	Fourth Quarter 2020

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2019 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 93.6% of our outstanding debt, including short-term borrowings, as at December 31, 2020 (December 31, 2019 - 87.2%).

Debt derivatives
We use cross-currency interest rate agreements and foreign exchange forward agreements (debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes and debentures, lease liabilities, credit facility borrowings, and US dollar-denominated commercial paper borrowings. We designate the debt derivatives related to our senior notes, debentures and lease liabilities as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Credit facilities and US CP
Below is a summary of the debt derivatives we entered and settled related to our credit facilities and US CP program during the three and twelve months ended December 31, 2020 and 2019.

		Three months ended December 31, 2020			Twelve months ended December 31, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	—	—	—	970	1.428	1,385
Debt derivatives settled	—	—	—	970	1.406	1,364
Net cash paid			—			(21)

US commercial paper program
Debt derivatives entered	200	1.280	256	3,316	1.329	4,406
Debt derivatives settled	—	—	—	4,091	1.330	5,441
Net cash received			—			101

		Three months ended December 31, 2019			Twelve months ended December 31, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	—	—	—	420	1.336	561
Debt derivatives settled	—	—	—	420	1.343	564
Net cash received			—			3

US commercial paper program
Debt derivatives entered	2,851	1.321	3,766	12,897	1.328	17,127
Debt derivatives settled	2,426	1.321	3,204	12,847	1.329	17,069
Net cash received (paid)			5			(13)

As at December 31, 2020, we had nil and US$448 million notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2019 - nil and US$1,226 million), respectively.

Rogers Communications Inc.	24	Fourth Quarter 2020

Senior notes
Below is a summary of the debt derivatives we entered related to senior notes during the twelve months ended December 31, 2020 and 2019.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2020 issuances
June 22, 2020	750	2022	USD LIBOR + 0.60%	0.955%	1,019

2019 issuances
April 30, 2019	1,250	2049	4.350%	4.173%	1,676
November 12, 2019	1,000	2049	3.700%	3.996%	1,308
1    Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

As at December 31, 2020, we had US$9,050 million (December 31, 2019 - US$8,300 million) in US dollar-denominated senior notes and debentures, of which all of the associated foreign exchange and interest rate risk had been hedged using debt derivatives.

Lease liabilities
Below is a summary of the debt derivatives we entered and settled related to our outstanding lease liabilities for the three and twelve months ended December 31, 2020 and 2019.

	Three months ended December 31, 2020			Twelve months ended December 31, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	25	1.280	32	115	1.374	158
Debt derivatives settled	13	1.462	19	43	1.372	59

	Three months ended December 31, 2019			Twelve months ended December 31, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	70	1.314	92	70	1.314	92
Debt derivatives settled	—	—	—	—	—	—

As at December 31, 2020, we had US$142 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2019 - US$70 million) with terms to maturity ranging from January 2021 to December 2023 (December 31, 2019 - January 2020 to December 2022), at an average rate of $1.352/US$ (December 31, 2019 - $1.318/US$).

See "Mark-to-market value" for more information about our debt derivatives.

Rogers Communications Inc.	25	Fourth Quarter 2020

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

Below is a summary of the expenditure derivatives we entered and settled during the three and twelve months ended December 31, 2020 and 2019.

	Three months ended December 31, 2020			Twelve months ended December 31, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	294	1.286	378	1,560	1.343	2,095
Expenditure derivatives settled	205	1.298	266	940	1.299	1,221

	Three months ended December 31, 2019			Twelve months ended December 31, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	30	1.300	39	810	1.321	1,070
Expenditure derivatives settled	210	1.243	261	900	1.249	1,124

As at December 31, 2020, we had US$1,590 million notional amount of expenditure derivatives outstanding (December 31, 2019 - US$990 million) with terms to maturity ranging from January 2021 to December 2022 (December 31, 2019 - January 2020 to December 2021), at an average rate of $1.342/US$ (December 31, 2019 - $1.300/US$).

See "Mark-to-market value" for more information about our expenditure derivatives.

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at December 31, 2020, we had equity derivatives outstanding for 4.6 million (December 31, 2019 - 4.3 million) Class B Non-Voting Shares with a weighted average price of $51.82 (December 31, 2019 - $51.76).

We did not enter into or settle any equity derivatives during the three months ended December 31, 2020 or 2019.

See "Mark-to-market value" for more information about our equity derivatives.

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at December 31, 2020
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	4,550	1.0795	4,912	1,405
As liabilities	4,642	1.3359	6,201	(307)
Short-term debt derivatives not accounted for as hedges:
As liabilities	449	1.2995	583	(12)
Net mark-to-market debt derivative asset				1,086
Expenditure derivatives accounted for as cash flow hedges:
As liabilities	1,590	1.3421	2,134	(109)
Equity derivatives not accounted for as hedges:
As assets	—	—	238	34

Net mark-to-market asset				1,011

Rogers Communications Inc.	26	Fourth Quarter 2020

	As at December 31, 2019
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,800	1.1357	6,587	1,508
As liabilities	2,570	1.3263	3,409	(96)
Short-term debt derivatives not accounted for as hedges:
As liabilities	1,223	1.3227	1,618	(29)
Net mark-to-market debt derivative asset				1,383
Expenditure derivatives accounted for as cash flow hedges:
As assets	270	1.2391	335	16
As liabilities	720	1.3228	952	(15)
Net mark-to-market expenditure derivative asset				1
Equity derivatives not accounted for as hedges:
As assets	—	—	223	55

Net mark-to-market asset				1,439

Updates to Risks and Uncertainties

See our 2019 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at March 5, 2020, which should be reviewed in conjunction with this MD&A. The following factors may contribute to those risks and uncertainties.

Outbreak of COVID-19 and related pandemic
On March 11, 2020, the World Health Organization recognized the outbreak of COVID-19 as a pandemic and we have been closely monitoring related developments. As COVID-19 continues to significantly impact the well-being of individuals and the Canadian and global economies, we have invoked our business continuity plans and implemented a specific response plan to continue providing our essential services and support to our customers and communities while safeguarding the health and safety of the public and our employees.

We are focused on operating and maintaining our wireless and cable networks, including adding capacity and managing traffic where needed, our media operations, and the key business operations required to ensure service continuity for customers. We have implemented alternative working arrangements for employees while we review and follow directions from the government to ensure the safety of our team and implement necessary safeguards to accommodate a gradual approach in reopening our sites to employees. On March 16, 2020, and until June 30, 2020, we announced a series of measures to help our customers, including the temporary waiving of certain fees and providing access to a rotating selection of television channels and content, as we continually seek new ways to support our customers.

Public and private sector regulations, policies, and other measures aimed at reducing the transmission of COVID-19 include the imposition of business closures, travel restrictions, the promotion of social distancing, and the adoption of work-from-home and online education by companies, schools, and institutions. These measures are impacting how customers use our networks, products, and services, the manner or extent to which we can offer certain products and services (including the suspension of major sports leagues and live events), and the ability of certain suppliers and vendors to provide products and services to us.

We maintained our programs to help employees manage through COVID-19 and provide support and services to our customers and audiences. After temporarily closing most of our retail locations nationally in March, we continued a steady and phased approach to reopening our retail locations across Canada, following the public health guidelines of their respective provinces, and had reopened most of our retail stores as at December 31, 2020.

In late September, several Canadian provinces declared a second wave of COVID-19 had commenced and provinces are adjusting various restrictions, including mandatory closures of certain types of businesses and reduced limits on social gatherings. In response to the second wave, we formed a regional hotspot assessment team to monitor COVID-19 infection rates across Canada and alert management to allow appropriate responses across our businesses as required.

Rogers Communications Inc.	27	Fourth Quarter 2020

We remain in close contact with government officials at all levels, suppliers, partners, and key business customers, and our pandemic response plans are continually evolving.

The full extent and impact of COVID-19 is unknown. Potential adverse impacts of the pandemic include, but are not limited to:
•the risk of a material reduction in demand for our products and services due to businesses closing or downsizing, job losses and associated financial hardship, or, more generally, a declining level of retail activity, which may lead to a decline in revenue as a result of:
•lower Wireless subscriber activity, including lower equipment revenue;
•the restriction of fan attendance at major sports league games, the potential suspension or further shortening of current or future major sports league seasons due to the second wave of COVID-19, and the associated television programming;
•services temporarily provided to our customers at no cost, such as long distance calling, roaming, and free television channels;
•lower roaming and overage revenue as customers are unable or unwilling to travel and continue to stay home; and
•customers downgrading or cancelling their services;
•an increase in delinquent or unpaid bills, which could lead to increased bad debt expense;
•issues delivering certain products and services, or maintaining or upgrading our networks, due to store closures and supply chain disruptions;
•additional capital expenditures to maintain or expand our networks in order to accommodate substantially increased network usage; and
•higher costs for new capital.

While we expect certain cost savings to offset some of the lower revenue, such as lower equipment costs, we also cannot predict the extent to which they would be offset or the extent to which they would materialize.

Although vaccine candidates have recently been announced, with a potential for the majority of Canadians being vaccinated by the fall of 2021, there is still significant uncertainty surrounding the duration and potential outcomes of COVID-19. The federal and provincial governments have introduced measures throughout the year to slow the spread of COVID-19 that may have broader impacts on the Canadian and global economies or financial markets. We are unable at this time to predict the overall impact on our operations, liquidity, financial condition, or results; however, it has had, and may continue to have, a material, adverse impact on our results. Any future epidemic, pandemic, or other public health crisis that occurs in the future may pose similar risks to us.

Wholesale Internet costing and pricing
In August 2019, in Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 - Final rates for aggregated wholesale high-speed access services (Order), the CRTC set final rates for facilities-based carriers' wholesale high-speed access services, including Rogers' third party internet access (TPIA) service. The Order set final rates for Rogers that are significantly lower than the interim rates that were previously billed and it further determined that these final rates will apply retroactively to March 31, 2016.

We do not believe the final rates set by the CRTC are just and reasonable as required by the Telecommunications Act as we believe they are below cost. On September 13, 2019, Rogers, in conjunction with the other large Canadian cable companies (Cable Carriers), filed a motion for Leave to Appeal pursuant to Section 64(1) of the Telecommunications Act with the Federal Court of Appeal (Court) and an associated motion for an interlocutory Stay of the CRTC Order. The Cable Carriers also filed an appeal to Cabinet and a review and vary application back to the CRTC. On September 27, 2019, the Court granted an Interim Stay suspending the Order until the Court rules on the Cable Carriers’ motion for an interlocutory Stay of the CRTC’s Order pending the Court’s determination of the Cable Carriers’ motion for Leave to Appeal. On November 22, 2019, the Court granted Leave to Appeal and an interlocutory Stay of the CRTC Order. The appeal was heard in June 2020. On September 10, 2020, the Court dismissed the Cable Carriers' appeal and simultaneously vacated the interlocutory Stay previously granted. On September 28, 2020, the CRTC issued a Stay of Order 2019-288 pending review of the appropriateness of the rates established in the Order. On November 12, 2020, the Cable Carriers filed a motion for Leave to Appeal the Court's decision with the Supreme Court of Canada.

Due to the CRTC's issuance of the Stay, and the significant uncertainty surrounding both the outcome and the amount, if any, we could ultimately have to repay to the resellers, we have not recorded a liability for this contingency at this time. The CRTC’s order as drafted would have resulted in a refund of amounts previously billed to the resellers of approximately $210 million, representing the impact on a retroactive basis from March 31, 2016 to December 31, 2020. We estimate the ongoing impact would be between $10 and $15 million per quarter.

Rogers Communications Inc.	28	Fourth Quarter 2020

Outcome of proceedings
The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If circumstances change and it becomes probable that we will be held liable for claims against us and such claim is estimable, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

Rogers Communications Inc.	29	Fourth Quarter 2020

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2019 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered alternatives to net income or any other measure of performance under IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless blended average billings per user
(ABPU);
•Wireless blended average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Effective January 1, 2020, we updated the key performance indicators we present for our Cable segment to align our external reporting with the focus of our internal business strategy as a result of the convergence of technologies used to deliver Internet and television services, including the continued adoption of Ignite TV. We have begun disclosing Cable average revenue per account (ARPA), customer relationships, and market penetration as defined below. Additionally, we have amended the definition of our subscriber counts for Television to include only Ignite TV and renamed the metric accordingly as a result of shifting our product offering to focus on IPTV. Finally, we have ceased reporting Phone subscribers and total service units as our Phone product is increasingly being bundled with our Internet and Television products for a very low incremental cost. These changes have been made to align our external disclosure with the focus of the business and our strategy. Our updated definitions are as follows:

SUBSCRIBER COUNTS
Subscriber count (Cable)
•Cable Ignite TV and Internet subscribers are represented by a dwelling unit.
•When there is more than one unit in a single dwelling, such as an apartment building, each tenant with cable service is counted as an individual subscriber, whether the service is invoiced separately or included in the tenant's rent. Institutional units, such as hospitals or hotels, are each considered one subscriber.
•Cable Ignite TV and Internet subscribers include only those subscribers who have service installed and operating, and who are being billed accordingly.
•Subscriber counts exclude certain business services delivered over our fibre network and data centre infrastructure, and circuit-switched local and long distance voice services and legacy data services where access is delivered using leased third-party network elements and tariffed ILEC services.

CUSTOMER RELATIONSHIPS
Customer relationships are represented by dwelling units where at least one of our Cable services (i.e. Internet, legacy television or Ignite TV, and/or home phone) are installed and operating, and the service or services are billed accordingly. When there is more than one unit in one dwelling, such as an apartment building, each tenant with at least one of our Cable services is counted as an individual customer relationship, whether the service is invoiced separately or included in the tenant's rent. Institutional units, like hospitals or hotels, are each considered one customer relationship.

AVERAGE REVENUE PER ACCOUNT (CABLE)
Average revenue per account (ARPA) measures total average spending by a single customer account on Cable products. We use it to identify trends and measure our success in attracting and retaining multiple-service accounts. We calculate ARPA by dividing Cable service revenue by the average total number of customer relationships for the same period.

MARKET PENETRATION
Market penetration (penetration) measures our success at attracting new households to our brands and products within our network footprint. Market penetration is calculated by dividing customer relationships by homes passed. An increasing market penetration rate reflects more new customer relationships than new homes passed.

Rogers Communications Inc.	30	Fourth Quarter 2020

Non-GAAP Measures and Related Performance Measures

We use the following non-GAAP measures and related performance measures. These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure or related performance measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted EBITDA Adjusted EBITDA margin	●	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.
Adjusted EBITDA:
Net income
add (deduct)
income tax expense (recovery); finance costs; depreciation and amortization; other expense (income); restructuring, acquisition and other; and loss (gain) on disposition of property, plant and equipment.

Adjusted EBITDA margin:
Adjusted EBITDA
divided by
revenue (or service revenue for Wireless).
Net income
	●	We believe that certain investors and analysts use adjusted EBITDA to measure our ability to service debt and to meet other payment obligations.
	●	We also use it as one component in determining short-term incentive compensation for all management employees.
Adjusted net income Adjusted basic and diluted earnings per share	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.
Adjusted net income:
Net income
add (deduct)
restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:
Adjusted net income and adjusted net income including the dilutive effect of stock-based compensation divided by
basic and diluted weighted average shares outstanding.
Net income Basic and diluted earnings per share
Free cash flow	●	To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.	Adjusted EBITDA deduct capital expenditures; interest on borrowings net of capitalized interest; and cash income taxes.	Cash provided by operating activities
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	To conduct valuation-related analysis and make decisions about capital structure.
Total long-term debt
add (deduct)
current portion of long-term debt; deferred transaction costs and discounts; net debt derivative (assets) liabilities; credit risk adjustment related to net debt derivatives; current portion of lease liabilities; lease liabilities; bank advances (cash and cash equivalents); and short-term borrowings.
Long-term debt
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.
Debt leverage ratio	●	To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above) divided by 12-month trailing adjusted EBITDA (defined above).	Long-term debt divided by net income
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Rogers Communications Inc.	31	Fourth Quarter 2020

Reconciliation of adjusted EBITDA

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2020	2019	2020	2019

Net income	449	468	1,592	2,043
Add:
Income tax expense	172	168	580	712
Finance costs	228	230	881	840
Depreciation and amortization	666	638	2,618	2,488

EBITDA	1,515	1,504	5,671	6,083
Add (deduct):
Other expense (income)	2	(12)	1	(10)
Restructuring, acquisition and other	73	38	185	139

Adjusted EBITDA	1,590	1,530	5,857	6,212

Reconciliation of adjusted EBITDA margin

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars, except margins)	2020	2019	2020	2019

Adjusted EBITDA	1,590	1,530	5,857	6,212
Divided by: total revenue	3,680	3,952	13,916	15,073

Adjusted EBITDA margin	43.2%	38.7%	42.1%	41.2%

Reconciliation of adjusted net income

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2020	2019	2020	2019

Net income	449	468	1,592	2,043
Add (deduct):
Restructuring, acquisition and other	73	38	185	139
Loss on repayment of long-term debt	—	19	—	19
Income tax impact of above items	(19)	(14)	(49)	(43)
Income tax adjustment, legislative tax change	(3)	—	(3)	(23)

Adjusted net income	500	511	1,725	2,135

Rogers Communications Inc.	32	Fourth Quarter 2020

Reconciliation of adjusted earnings per share

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars, except per share amounts; number of shares outstanding in millions)	2020	2019	2020	2019

Adjusted basic earnings per share:
Adjusted net income	500	511	1,725	2,135
Divided by:
Weighted average number of shares outstanding	505	509	505	512

Adjusted basic earnings per share	$0.99	$1.00	$3.42	$4.17

Adjusted diluted earnings per share:
Diluted adjusted net income	500	511	1,718	2,129
Divided by:
Diluted weighted average number of shares outstanding	506	510	506	513

Adjusted diluted earnings per share	$0.99	$1.00	$3.40	$4.15

Reconciliation of free cash flow

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2020	2019	2020	2019

Cash provided by operating activities	947	1,166	4,321	4,526
Add (deduct):
Capital expenditures	(656)	(791)	(2,312)	(2,807)
Interest on borrowings, net of capitalized interest	(191)	(187)	(761)	(727)
Interest paid	194	198	808	779
Restructuring, acquisition and other	73	38	185	139
Program rights amortization	(23)	(19)	(77)	(77)
Change in net operating assets and liabilities [1]	265	102	333	462
Other adjustments [1]	(41)	(10)	(131)	(17)

Free cash flow	568	497	2,366	2,278
1    As a result of the growth of our financing receivable program and the ways in which we manage our business, effective this quarter and retroactively, we have reclassified the "net change in contract asset balances" and the "net change in financing receivable balances" into "change in net operating assets and liabilities". Additionally, certain 2019 reported figures have been reclassified to conform to the current presentation.

Rogers Communications Inc.	33	Fourth Quarter 2020

Reconciliation of adjusted net debt and debt leverage ratio

	As at December 31	As at December 31
(In millions of dollars)	2020	2019

Current portion of long-term debt	1,450	—
Long-term debt	16,751	15,967
Deferred transaction costs and discounts	172	163
	18,373	16,130
Add (deduct):
Net debt derivative assets	(1,086)	(1,383)
Credit risk adjustment related to net debt derivative assets	(15)	(31)
Short-term borrowings	1,221	2,238
Current portion of lease liabilities	278	230
Lease liabilities	1,557	1,495
Cash and cash equivalents	(2,484)	(494)

Adjusted net debt	17,844	18,185

	As at December 31	As at December 31
(In millions of dollars, except ratios)	2020	2019

Adjusted net debt	17,844	18,185
Divided by: trailing 12-month adjusted EBITDA	5,857	6,212

Debt leverage ratio	3.0	2.9

Rogers Communications Inc.	34	Fourth Quarter 2020

Other Information

Consolidated financial results - quarterly summary
Below is a summary of our consolidated results for the past eight quarters.

	2020				2019
(In millions of dollars, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue
Wireless	2,291	2,228	1,934	2,077	2,493	2,324	2,244	2,189
Cable	1,019	988	966	973	987	994	997	976
Media	409	489	296	412	530	483	591	468
Corporate items and intercompany eliminations	(39)	(40)	(41)	(46)	(58)	(47)	(52)	(46)
Total revenue	3,680	3,665	3,155	3,416	3,952	3,754	3,780	3,587
Total service revenue [1]	3,023	3,086	2,797	3,049	3,244	3,233	3,345	3,143

Adjusted EBITDA [2]
Wireless	1,034	1,089	918	1,026	1,064	1,138	1,128	1,015
Cable	520	508	454	453	497	499	478	445
Media	82	89	(35)	(85)	22	130	72	(84)
Corporate items and intercompany eliminations	(46)	(48)	(43)	(59)	(53)	(55)	(43)	(41)
Adjusted EBITDA	1,590	1,638	1,294	1,335	1,530	1,712	1,635	1,335
Deduct (add):
Depreciation and amortization	666	663	650	639	638	627	614	609
Restructuring, acquisition and other	73	49	42	21	38	42	39	20
Finance costs	228	219	214	220	230	215	206	189
Other expense (income)	2	6	7	(14)	(12)	16	(1)	(13)
Net income before income tax expense	621	701	381	469	636	812	777	530
Income tax expense	172	189	102	117	168	219	186	139
Net income	449	512	279	352	468	593	591	391

Earnings per share:
Basic	$0.89	$1.01	$0.55	$0.70	$0.92	$1.16	$1.15	$0.76
Diluted	$0.89	$1.01	$0.54	$0.68	$0.92	$1.14	$1.15	$0.76

Net income	449	512	279	352	468	593	591	391
Add (deduct):
Restructuring, acquisition and other	73	49	42	21	38	42	39	20
Loss on repayment of long-term debt	—	—	—	—	19	—	—	—
Income tax impact of above items	(19)	(13)	(11)	(6)	(14)	(13)	(10)	(6)
Income tax adjustment, legislative tax change	(3)	—	—	—	—	—	(23)	—
Adjusted net income [2]	500	548	310	367	511	622	597	405

Adjusted earnings per share [2]:
Basic	$0.99	$1.09	$0.61	$0.73	$1.00	$1.22	$1.17	$0.79
Diluted	$0.99	$1.08	$0.60	$0.71	$1.00	$1.19	$1.16	$0.78

Capital expenditures	656	504	559	593	791	657	742	617
Cash provided by operating activities	947	986	1,429	959	1,166	1,305	1,057	998
Free cash flow [2]	568	868	468	462	497	767	609	405
1    As defined. See "Key Performance Indicators".
2     Adjusted EBITDA, adjusted net income, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about these measures, including how we calculate them and the ratios in which they are used.

Rogers Communications Inc.	35	Fourth Quarter 2020

Supplementary Information

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of dollars, except for per share amounts, unaudited)

	Three months ended December 31		Twelve months ended December 31
	2020	2019	2020	2019

Revenue	3,680	3,952	13,916	15,073

Operating expenses:
Operating costs	2,090	2,422	8,059	8,861
Depreciation and amortization	666	638	2,618	2,488
Restructuring, acquisition and other	73	38	185	139
Finance costs	228	230	881	840
Other expense (income)	2	(12)	1	(10)

Income before income tax expense	621	636	2,172	2,755
Income tax expense	172	168	580	712

Net income for the period	449	468	1,592	2,043

Earnings per share:
Basic	$0.89	$0.92	$3.15	$3.99
Diluted	$0.89	$0.92	$3.13	$3.97

Rogers Communications Inc.	36	Fourth Quarter 2020

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of dollars, unaudited)

	As at December 31	As at December 31
	2020	2019

Assets
Current assets:
Cash and cash equivalents	2,484	494
Accounts receivable [1]	2,856	2,376
Inventories	479	460
Current portion of contract assets	533	1,234
Other current assets [1]	516	452
Current portion of derivative instruments	61	101
Total current assets	6,929	5,117

Property, plant and equipment	14,018	13,934
Intangible assets	8,926	8,905
Investments	2,536	2,830
Derivative instruments	1,378	1,478
Financing receivables [1]	748	76
Other long-term assets [1]	346	756
Goodwill	3,973	3,923

Total assets	38,854	37,019

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	1,221	2,238
Accounts payable and accrued liabilities	2,714	3,033
Income tax payable	344	48
Other current liabilities [1]	243	191
Contract liabilities	336	224
Current portion of long-term debt	1,450	—
Current portion of lease liabilities	278	230
Total current liabilities	6,586	5,964

Provisions	42	36
Long-term debt	16,751	15,967
Lease liabilities	1,557	1,495
Other long-term liabilities [1]	1,149	704
Deferred tax liabilities	3,196	3,437
Total liabilities	29,281	27,603

Shareholders’ equity	9,573	9,416

Total liabilities and shareholders’ equity	38,854	37,019
1    As a result of the growth of our financing receivable program and the ways in which we manage our business, effective this quarter and retroactively, we have reclassified certain balances. Current financing receivables have been reclassified from "other current assets" to "accounts receivable", "financing receivables" have been separately disclosed and reclassified from "other long-term assets", and "contract assets" have been reclassified to "other long-term assets". Derivative instrument liabilities have been reclassified to "other current liabilities" and "other long-term liabilities", as applicable.

Rogers Communications Inc.	37	Fourth Quarter 2020

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of dollars, unaudited)

	Three months ended December 31		Twelve months ended December 31
	2020	2019	2020	2019
Operating activities:
Net income for the period	449	468	1,592	2,043
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	666	638	2,618	2,488
Program rights amortization	23	19	77	77
Finance costs	228	230	881	840
Income tax expense	172	168	580	712
Post-employment benefits contributions, net of expense	39	7	13	(75)
Other [1]	4	(9)	119	82
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	1,581	1,521	5,880	6,167
Change in net operating assets and liabilities [1]	(265)	(102)	(333)	(462)
Income taxes paid	(175)	(55)	(418)	(400)
Interest paid	(194)	(198)	(808)	(779)

Cash provided by operating activities	947	1,166	4,321	4,526

Investing activities:
Capital expenditures	(656)	(791)	(2,312)	(2,807)
Additions to program rights	(12)	(31)	(57)	(60)
Changes in non-cash working capital related to capital expenditures and intangible assets	97	109	(37)	(35)
Acquisitions and other strategic transactions, net of cash acquired	(95)	—	(103)	(1,731)
Other	11	20	(49)	21

Cash used in investing activities	(655)	(693)	(2,558)	(4,612)

Financing activities:
Net proceeds received from (repayments of) short-term borrowings	256	553	(1,146)	30
Net (repayment) issuance of long-term debt	—	(92)	2,540	2,184
Net proceeds (payments) on settlement of debt derivatives and forward contracts	—	5	80	(121)
Principal payments of lease liabilities	(58)	(43)	(213)	(167)
Transaction costs incurred	(1)	(28)	(23)	(61)
Repurchase of Class B Non-Voting Shares	—	(361)	—	(655)
Dividends paid	(253)	(256)	(1,011)	(1,016)
Other	—	(19)	—	(19)

Cash (used in) provided by financing activities	(56)	(241)	227	175

Change in cash and cash equivalents	236	232	1,990	89
Cash and cash equivalents, beginning of period	2,248	262	494	405

Cash and cash equivalents, end of period	2,484	494	2,484	494
1    As a result of the growth of our financing receivable program and the ways in which we manage our business, effective this quarter and retroactively, we have reclassified the "net change in contract asset balances" and the "net change in financing receivable balances" into "change in net operating assets and liabilities". Additionally, certain 2019 reported figures have been reclassified to conform to the current presentation.

Rogers Communications Inc.	38	Fourth Quarter 2020

Change in net operating assets and liabilities

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2020	2019	2020	2019

Accounts receivable, excluding financing receivables	30	(228)	455	(174)
Financing receivables	(540)	(83)	(1,658)	(120)
Contract assets [1]	256	(148)	1,170	(204)
Inventories	(17)	(66)	(19)	7
Other current assets	(60)	27	(132)	(41)
Accounts payable and accrued liabilities	15	313	(326)	61
Other liabilities [1]	51	83	177	9

Total change in net operating assets and liabilities	(265)	(102)	(333)	(462)
1    As a result of the growth of our financing receivable program and the ways in which we manage our business, effective this quarter and retroactively, we have reclassified certain balances. Changes in contract liabilities previously presented on a net basis within "contract assets" have been reclassified to "other liabilities".

Investments

	As at December 31	As at December 31
(In millions of dollars)	2020	2019

Investments in:
Publicly traded companies	1,535	1,831
Private companies	97	107
Investments, measured at fair value through other comprehensive income	1,632	1,938
Investments, associates and joint ventures	904	892

Total investments	2,536	2,830

Rogers Communications Inc.	39	Fourth Quarter 2020

Long-term debt

			Principal amount	Interest rate	As at December 31	As at December 31
(In millions of dollars, except interest rates)	Due date				2020	2019

Senior notes	2021		1,450	5.340%	1,450	1,450
Senior notes	2022		600	4.000%	600	600
Senior notes	2022	US	750	Floating	955	—
Senior notes	2023	US	500	3.000%	637	649
Senior notes	2023	US	850	4.100%	1,082	1,104
Senior notes	2024		600	4.000%	600	600
Senior notes	2025	US	700	3.625%	890	909
Senior notes	2026	US	500	2.900%	637	649
Senior notes	2027		1,500	3.650%	1,500	—
Senior notes	2029		1,000	3.250%	1,000	1,000
Senior debentures [1]	2032	US	200	8.750%	255	260
Senior notes	2038	US	350	7.500%	446	455
Senior notes	2039		500	6.680%	500	500
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2043	US	500	4.500%	637	649
Senior notes	2043	US	650	5.450%	827	844
Senior notes	2044	US	1,050	5.000%	1,337	1,365
Senior notes	2048	US	750	4.300%	955	973
Senior notes	2049	US	1,250	4.350%	1,592	1,624
Senior notes	2049	US	1,000	3.700%	1,273	1,299
					18,373	16,130
Deferred transaction costs and discounts					(172)	(163)
Less current portion					(1,450)	—

Total long-term debt					16,751	15,967
1Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2020 and December 31, 2019.

Rogers Communications Inc.	40	Fourth Quarter 2020

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information:
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, some of which are non-GAAP measures (see "Non-GAAP Measures and Related Performance Measures"), among others:
•revenue;
•total service revenue;
•adjusted EBITDA;
•capital expenditures;
•cash income tax payments;
•free cash flow;
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•traction against our debt leverage ratio;
•statements relating to plans we have implemented in response to COVID-19 and its impact on us; and
•all other statements that are not historical facts.

Our conclusions, forecasts, and projections are based on the following factors, among others:
•general economic and industry growth rates;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions;
•industry structure and stability; and,
•the impact of COVID-19 on our operations, liquidity, financial condition, or results.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity;
•unanticipated changes in content or equipment costs;
•changing conditions in the entertainment, information, and communications industries;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others; and
•new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors

Rogers Communications Inc.	41	Fourth Quarter 2020

materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the "Updates to Risks and Uncertainties" section in this earnings release and fully review the sections in our 2019 Annual MD&A entitled "Regulation in Our Industry" and "Governance and Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to sedar.com, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this earnings release.

# # #

Rogers Communications Inc.	42	Fourth Quarter 2020